[CLIFFORD CHANCE US LLP LETTERHEAD]

December 21, 2006

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Re:	Morgan Stanley U.S. Government Securities Trust (‘‘Government Securities’’) Registration Statement under the Securities Act of 1933

Dear Sir or Madam:

On behalf of Government Securities and pursuant to Rules 101 and 102 of Regulation S-T, enclosed herewith for filing via EDGAR under the Securities Act of 1933, as amended, is an amendment to Government Securities’ registration statement on Form N-14 (the ‘‘Registration Statement on Form N-14’’). The Registration Statement on Form N-14 includes a preliminary proxy statement for the Special Meeting of Shareholders of the Morgan Stanley Government Income Trust (‘‘Government Income’’) to be held on March 6, 2007, unless adjourned.

The Registration Statement on Form N-14 relates to the proposed combination of substantially all of the assets of Government Income with those of Government Securities, whereby shareholders of Government Income will become Class D shareholders of Government Securities, receiving Class D shares of Government Securities equal to the value of their holdings in Government Income on the date of such transaction pursuant to an Agreement and Plan of Reorganization.

No filing fee is payable herewith because Government Securities has previously registered an indefinite amount of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Moreover, a fee in connection with the preliminary proxy statement filed as part of this Registration Statement on Form N-14 is not required pursuant to Rule 14a-6(j) under the Securities Exchange Act of 1934, as amended.

December 21, 2006	Page 2

Should you have any questions regarding this Registration Statement on Form N-14 or the foregoing matters, please do not hesitate to contact Stuart Strauss at (212) 878-4931 or Elizabeth Nelson at (630) 684-6301.

Very truly yours,
/s/ Stuart Strauss Stuart Strauss